02029294

813810

3-1-02

MAR 26 2002

Form 6-K

No. 3

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

Commission file number: 0-15741

AB ELECTROLUX
(Translation of registrant's name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden
(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)
(Registrant)

Date: March 18, 2002

By: [signature]

02-03-18 6k3

Electrolux

PRESS RELEASE

Annual General Meeting of Shareholders, April 18, 2002

(ELUX) We hereby provide notice of the agenda for the Annual General Meeting scheduled to be held on April 18, 2002.

In connection with the proposal for election of Board Members, it should be noted that all members, including Michael Treschow, have been nominated for re-election, with the exception of Stefan Persson who will resign from the Board at the Annual General Meeting. Hans Stråberg has been nominated new Director. As announced earlier, he will succeed Michael Treschow as President and CEO.

AB Electrolux

Annual General Meeting of Shareholders

The shareholders of AB Electrolux (publ) are invited to participate in the Annual General Meeting ("AGM") of the Company on Thursday, April 18, 2002 at 4 p.m. CET, at the Berwald Hall, Dag Hammarskjölds Väg 3, Stockholm, Sweden.

Attendance at the meeting

Shareholders who intend to participate in the AGM must be registered in the Company's share register kept by VPC AB (Swedish Central Securities Depository & Clearing Organisation), on Monday, April 8, 2002.

In addition, notice of intent to participate must be given to Electrolux not later than 4 p.m. on Friday, April 12, 2002, when also number of advisors shall be stated. Notice of intent to participate can be made by mail to AB Electrolux, C-J, SE-105 45 Stockholm, Sweden, by telephone at +46-8-738 6410, by fax at +46-8-738 6335, or on the Internet at the Group home page, www.electrolux.com/agm.

Notice should include the shareholder's name, registration number, if any, address and telephone number. Shareholders may vote by proxy, which should be submitted to the Company in good time prior to the AGM.

Shareholders, whose shares are registered through banks or trustees, must have their shares registered in their own names in order to participate in the AGM. To facilitate this registration in the share register kept by VPC, shareholders should request re-registration well in time before Monday, April 8, 2002.

AB ELECTROLUX (PUBL)

MAILING ADDRESS	TELEPHONE	TELEFAX	PRESS HOTLINE	WEB SITE
SE-105 45 STOCKHOLM SWEDEN	+46 8 738 60 00	+46 8 738 74 61	+46 8 657 65 07	www.electrolux.com

Agenda

1. Election of Chairman at the meeting
2. Compiling and approving a voting roll
3. Approval of the agenda
4. Election of two minutes-checkers
5. Question of whether the meeting has been properly convened
6. Presentation of the Annual Report and Accounts and the Report of the Auditors as well as of the Consolidated Accounts and the Report of the Auditors with respect to the Group
7. Speech by the President
8. Resolution on adoption of the Profit and Loss Statement and the Balance Sheet as well as the Consolidated Profit and Loss Statement and the Consolidated Balance Sheet
9. Resolution on discharge from liability of the Directors and the President
10. Resolution on dispositions in respect of the Company's profit as shown in the adopted Balance Sheet and determination of record date for dividend
11. Determination of the number of Directors and Deputy Directors to be elected
12. Determination of the fees payable to the Board of Directors and the Auditor
13. Election of Directors and Auditor
14. Proposal by the Board of Directors regarding
    A. reduction of the share capital
    B. amendment of the articles of association
    C. a new issue of shares of series C
    D. reduction of the share capital by way of redemption of shares of series C and allocation to the statutory reserve
    E. acquisition of own shares
    F. transfer of own shares, etc.
15. Conclusion of the meeting

Dividend and record date (item 10)
The Board of Directors has proposed a dividend of SEK 4.50 per share and Tuesday, April 23, 2002, as record date for the dividend. With this record date, dividends are expected to be paid by the VPC on Friday, April 26, 2002.

Proposal for number of Directors, fees, and election of Directors and Auditor (items 11-13)
The nomination procedure regarding the below proposal for election of Directors has been prepared by Investor AB (represented by Jacob Wallenberg), Robur Fonder (represented by Marianne Nilsson), Alecta pensionsförsäkring, ömsesidigt (represented by Ramsay Brufer) and the Chairman, Rune Andersson. The nomination procedure regarding the below proposal for election of Auditor has been prepared by Investor AB (represented by Jacob Wallenberg) and Fjärde AP-fonden (represented by Thomas Halvorsen). Investor AB, Robur Fonder, Alecta pensionsförsäkring, ömsesidigt, Livförsäkringsaktiebolaget

AB ELECTROLUX

MAILING ADDRESS	TELEPHONE	TELEFAX	PRESS HOTLINE	WEB SITE
SE-105 45 STOCKHOLM SWEDEN	+46 8 738 60 00	+46 8 738 74 61	+46 8 657 65 07	www.electrolux.com

Skandia, SEB Fonder, Fjärde AP-fonden, AMF pensionsförsäkringsaktiebolag and Falkberget AB, jointly representing slightly more than 37% of the voting rights of all the shares in the Company have declared that they will vote in favour of the following proposals:

- 8 Directors and no Deputy Directors.
- The Directors' fees totalling SEK 2,800,000 to be allocated by the Board of Directors among themselves, and the Auditor's fees be paid on open account.
- Re-election of the Directors Rune Andersson, Peggy Bruzelius, Thomas Halvorsen, Louis R. Hughes, Michael Treschow, Karel Vuursteen and Jacob Wallenberg. The Director Stefan Persson has declined re-election. Mr. Hans Stråberg is proposed as new Director.
- Election of the accounting firm PricewaterhouseCoopers AB for the period until the end of the AGM which is to be held in the financial year 2006.

Proposal for reduction of the share capital, amendment of the articles of association, a new issue of shares of series C, reduction of the share capital by way of redemption of shares of series C and allocation to the statutory reserve, acquisition of own shares, transfer of own shares, etc. (item 14)

Recitals
Following an authorisation by the AGMs in 2000 and 2001, AB Electrolux ("Company") has acquired own shares of series B. In 2000 the Company acquired 25,035,000 shares, equal to 6.84 per cent of the total number of shares. In 2001, 11,570,000 shares were acquired, equal to 3.16 per cent of the total number of shares. The Company now owns 36,605,000 shares, equal to slightly less than 10 per cent of the total number of shares in the Company (366,169,580).

In order to enable further acquisitions of own shares, the number of shares of series B not required to fulfil undertakings under the incentive programs must be withdrawn. To receive the possibility to commence a new program of acquiring shares, the Board of Directors proposes that the AGM make the following resolutions.

A. Reduction of the share capital
The Board of Directors proposes to the AGM to decide on a reduction of the Company's share capital by SEK 137,285,000 ("reduction amount") by way of withdrawal, without repayment, of 27,457,000 shares of series B which the Company has acquired. The purpose of the reduction is that the reduction amount shall be allocated to a fund to be utilised pursuant to resolutions by meetings of shareholders.

AB ELECTROLUX

MAILING ADDRESS	TELEPHONE	TELEFAX	PRESS HOTLINE	WEB SITE
SE-105 45 STOCKHOLM SWEDEN	+46 8 738 60 00	+46 8 738 74 61	+46 8 657 65 07	www.electrolux.com

B. Amendment of the articles of association

The Board of Directors proposes that the wording of article 5 of the articles of association shall be amended, to the principal effect that a new series of shares, series C, is introduced, whereby a maximum of 27,457,000 shares of series C may be issued. Shares of series C shall entitle to one tenth of a voting right per share and have no rights to dividend and be subject to redemption at the request of holders of shares of series C, the Board of Directors or the AGM. At redemption, the redemption amount shall be the par value of the share adjusted as per the day of redemption with an interest rate corresponding to STIBOR 30 days plus 0.05 percentage points.

C. New issue of shares of series C

The Board of Directors also proposes that the AGM decides to increase the Company's share capital by SEK 137,285,000, by way of a new issue of 27,457,000 shares of series C, each at a par value of SEK 5, and on the following terms and conditions. By deviation from the shareholders' preferential rights, Svenska Handelsbanken AB shall subscribe for the new shares. Subscription and payment for the new shares shall be made not later than May 6, 2002. The subscription price shall be equal to the nominal value, SEK 5. The new shares shall not entitle to dividend.

The reason for deviation from the shareholders' preferential rights is as follows. The resolution to withdraw shares of series B may be executed without the time restraint of obtaining a court's approval, if at the same time, an amount equal to the reduction amount is contributed to the Company by way of a new issue of shares.

The resolution on a new issue of shares shall be subject to the AGM's resolution on amendment of the articles of association in accordance with Clause B. above and the registration of such amendment, and on reduction of the share capital and allocation to the statutory reserve in accordance with Clause D. below.

D. Reduction of the share capital by redemption of shares of series C and allocation to the statutory reserve

The Board of Directors proposes that the AGM resolves on a reduction of the Company's share capital by SEK 137,285,000 (the reduction amount) by way of redemption of all 27,457,000 shares of series C, and that the reduction amount be allocated to the statutory reserve. The purpose of the reduction is repayment to shareholders. Redemption shall be made immediately after registration of the new shares of series C issued in accordance with Clause C. above.

The resolution on reduction of the share capital and allocation to the statutory reserve shall be subject to the AGM resolution to amend the articles of association in accordance with Clause B. above and that such resolution has been registered, and on an issue of new shares in accordance with Clause C. above.

E. Acquisition of own shares

AB ELECTROLUX

MAILING ADDRESS	TELEPHONE	TELEFAX	PRESS HOTLINE	WEB SITE
SE-105 45 STOCKHOLM SWEDEN	+46 8 738 60 00	+46 8 738 74 61	+46 8 657 65 07	www.electrolux.com

The Board of Directors proposes that the AGM authorises the Board, for the period until the next AGM, to acquire the Company's own shares on the following conditions. The total amount of shares of series A and/or series B to be acquired may amount to, at the most, so many shares that, thereafter, the Company holds at a maximum 10 per cent of all shares issued by the Company. The shares may be acquired by operations on any stock exchange, authorised marketplace or any other regulated market within the European Economic Area (EEA), where the shares in the Company are listed. An acquisition of shares through operations on a stock exchange or any other regulated market may only be made at a price per share at each time within the registered price interval for the share. Payment for the shares shall be made in cash.

The reason for acquisition of own shares is to continuously be able to adapt the Company's capital structure to its capital needs with the object of contributing to increased shareholder value, and in order to be able to assign shares in connection with the financing of possible acquisitions of companies.

F. Transfer of own shares

(i) The Board of Directors furthermore proposes that the AGM authorises the Board, for the period until the next AGM, to decide on transfer of the Company's own shares on the following terms. Shares of series A and/or series B held by the Company at the time of the Board's decision may be transferred. Such transfer may be made by deviation from the shareholders' preferential rights in connection with company acquisitions. Transfer of shares in connection with acquisitions shall be made at a minimum price per share corresponding to an amount in close connection with the price of share of the series concerned on Stockholmsbörsen at the time of the decision of the transfer. Payment for the transferred shares may be made in cash or by contributions in kind or by a set-off of Company debt and the transfer may be subject to conditions.

The reason for deviation from the shareholders' preferential rights in share transfers and the basis for the price of the shares are to make it possible to finance potential company acquisitions in a cost-effective manner.

(ii) The Board of Directors proposes that the AGM decide to transfer shares in the Company on the following terms and conditions.

1. A maximum of 3,595,800 shares of series B may be transferred.
2. Preferential rights to acquire the shares shall fall to the persons ("Option Holders") who are entitled to acquire shares under the terms and conditions of the Company's incentive programs 2000 and 2002 ("Programs"), each of the Option Holders having the right to acquire at a maximum the number of shares which result from the terms of the Programs.
3. The preferential rights of the Option Holders to acquire shares against payment shall be exercised during the period when the Option Holders have a right to acquire shares under the Programs, that is, not later than February

26, 2006 as concerns incentive program 2000 and not later than seven years from grant (which is expected to take place at the beginning of May 2002) as concerns incentive program 2002.

4. For each share the Option Holders shall pay an amount which as concerns program 2000 amounts to SEK 170 and as concerns program 2002 an amount which, where applicable subject to a certain rounding, exceeds by 10 per cent the average closing listed price in accordance with the official price list of Stockholmsbörsen for shares of series B during a period of 10 trading days prior to the grant of options under the program. The price and the number of shares may be recalculated according to the terms of the Programs as a consequence of bonus issues, splits, new share issues or the like.

The reason for deviation from the shareholders' preferential rights is that it is a cost-effective way to fulfil the Company's undertakings under the Programs.

(iii) The Board of Directors proposes, due to the Company's incentive programs 1998-2002, that the AGM decides that the Company shall have the right, for the period until the next AGM, to transfer not more than 1,112,000 shares of series B, in order to cover costs, mainly social security charges, which may occur due to the above-mentioned incentive programs. Such transfer of shares shall be effected on Stockholmsbörsen at a price at each time within the registered price interval for the share.

In order for the resolutions by the AGM in accordance with the Board's proposal in Clauses A. – C., E. and F.(i) and (iii) above to be valid, the resolutions must be accepted by shareholders holding not less than two thirds of both the votes cast and the shares represented at the AGM. In order for a resolution by the AGM in accordance with the proposal in Clause F.(ii) above to be valid, the resolution must be accepted by shareholders holding not less than nine tenths of both the votes cast and the shares represented at the AGM.

The Board of Directors' complete proposal for a decision will be available at the Company – AB Electrolux, C-J, SE-105 45 Stockholm – and will, on request, be sent to shareholders at the address given, as from April 4, 2002 and is also available at the group's homepage on the Internet: www.electrolux.com/agm.

Stockholm in March, 2002

THE BOARD OF DIRECTORS

AB ELECTROLUX

MAILING ADDRESS
SE-105 45
STOCKHOLM
SWEDEN

TELEPHONE
+46 8 738 60 00

TELEFAX
+46 8 738 74 61

PRESS HOTLINE
+46 8 657 65 07

WEB SITE
www.electrolux.com

Electrolux

Electrolux-koncernen är världens största tillverkare av hushållsmaskiner och utrustning för kök, rengöring samt skogs- och trädgårdsskötsel. Mer än 55 miljoner produkter - som kylskåp, spisar, tvättmaskiner, dammsugare, motorsågar och gräsklippare - säljs varje år till konsumenter och professionella användare i över 150 länder till ett värde av 135,8 miljarder kronor. Electrolux-koncernen har 87 000 medarbetare och arbetar med ledande varumärken som AEG, Electrolux, Zanussi, Frigidaire, Eureka, Husqvarna, Volta och ElektroHelios

For cancellation of or changes to this fax distribution service, please return this document, with your name, company, and fax number, stating what you want to change, to fax no +46 8 738 74 61.

AB ELECTROLUX

MAILING ADDRESS	TELEPHONE	TELEFAX	PRESS HOTLINE	WEB SITE
SE-105 45 STOCKHOLM SWEDEN	+46 8 738 60 00	+46 8 738 74 61	+46 8 657 65 07	www.electrolux.co m